UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

April 30, 2025

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In the Matter of

Aire Nation Corp. Sole
2650 Radcliffe Drive
Florissant, MO 63031

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-12467

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Aire Nation Corp. Sole, filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on April 30, 2025.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

James Lopez
Office Chief